FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Steele, Mary T.	2. Issuer Name and Ticker or Trading Symbol SunTrust Banks, Inc. - STI		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Senior Vice President
(Last) (First) (Middle) 303 Peachtree Center Ave.	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 58-1575035	4. Statement for Month/Day/Year December 13, 2002
(Street) Atlanta, GA 30303		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								29,392.2557	D	(1)
Common Stock								5,252.978	I	401(k)(2)
Common Stock								13,600	I	Restricted Stock(3)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Phantom Stock Units(4)	1 for 1							(4)	(4)	Common Stock			9,600	D
Phantom Stock Units(5)	1 for 1	12/13/02		A		0.395		(5)	(5)	Common Stock	0.395	56.63	52.422	D
Option(6)	24.6875							11/8/97	11/8/04	Common Stock			4,000	D
Option(7)	33.1875							11/14/98	11/14/05	Common Stock			3,000	D
Option (7)	70.8125							11/10/01	11/10/08	Common Stock			1,400	D
Option (7)	73.0625							11/9/02	11/9/09	Common Stock			1,700	D
Option(8)	51.125							11/14/03	11/14/10	Common Stock			4,000	D
Option (8)	64.57							11/13/04	11/13/11	Common Stock			10,000	D

Explanation of Responses:

(1) Includes additional shares acquired under the SunTrust dividend reinvestment plan since the reporting person's last filing.
(2) Because the stock fund component of the 401(k) Plan is accounted for in unit accounting, the number of share equivalents varies based on the closing price of SunTrust stock on the applicable measurement date.
(3) Restricted stock held under 1986 SunTrust Executive Stock Plan and 1995 SunTrust Executive Stock Plan. Subject to certain vesting conditions. Restricted stock agreements contain tax withholding features allowing stock to be withheld to satisfy tax withholding obligations. Both plans are exempt under Rule 16(b)-3.
(4) Granted in exchange for restricted stock. Will be paid out on various dates.
(5) The reported phantom stock units were acquired under SunTrust Banks, Inc.'s 401(k) excess benefit plan.
(6) Granted pursuant to the 1986 SunTrust Executive Stock Plan.
(7) Granted pursuant to the 1995 SunTrust Executive Stock Plan.
(8) Granted pursuant to the SunTrust Banks, Inc. 2000 Stock Plan.

By: /s/ Margaret Hodgson, Attorney-in-Fact for Mary T. Steele **Signature of Reporting Person	December 16, 2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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